Exhibit 99.2

[TREMONT REALTY ADVISORS]

June 29, 2020
Tremont Mortgage Trust
255 Washington Street
Newton, MA 02458
Attn: President and Chief Executive Officer
Management Agreement
dated as of September 18, 2017
Ladies and Gentlemen:
Reference is made to the captioned management agreement (the “Management Agreement”). Capitalized terms used and not otherwise defined in this letter are used with the meanings ascribed to such terms in the Management Agreement.
The purpose of this letter is to confirm that the Manager agrees to waive payment of the Management Fee for the period beginning July 1, 2020 and ending December 31, 2020. This waiver is conditioned upon the Management Agreement remaining in full force and effect through the Initial Term, no Material Breach occurring and no change in Control of the Company occurring. It is understood and agreed that any calculation of the Termination Fee shall be made without regard to this waiver and as if the Management Fee had been paid in accordance with the applicable terms of the Management Agreement.
In addition, no Incentive Fee will be paid or payable to the Manager through the period ending December 31, 2020.
The Company and the Manager each acknowledges and agrees, by signing this letter, that the Management Agreement is in full force and effect and each party has complied with its obligations thereunder as of the date of this letter.

Sincerely,

TREMONT REALTY ADVISORS LLC

		By:	/s/ Matthew P. Jordan
Matthew P. Jordan
Executive Vice President, Treasurer and Chief Financial Officer

TREMONT MORTGAGE TRUST

By:	/s/ David M. Blackman
President and Chief Executive Officer

Two Newton Place // 255 Washington Street, Suite 300 // Newton, Massachusetts 02458 // 617-867-0700